UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUPERCOM LTD.

6-K Items

SuperCom Ltd. (the “Company”) entered into a Securities Purchase Agreement dated March 30, 2023 (the “Purchase Agreement”) with a single accredited institutional investor (the “Purchaser”) pursuant to which the Company shall issue to the Purchaser, in a registered direct offering, an aggregate of 485,000 of its ordinary shares (the “Shares”), par value NIS 2.5 per share (the “ordinary shares”), and 1,032,615 pre-funded warrants to purchase ordinary shares (the “Registered Pre-Funded Warrants”) with an exercise price of $0.00001 per share, which such Registered Pre-Funded Warrants are to be issued in lieu of Shares to ensure that the Purchaser does not exceed certain beneficial ownership limitations (collectively, the “Offering”). The negotiated combined purchase price for one Share and one Private Warrant (as defined below) will be $1.60 and the negotiated combined purchase price for one Registered Pre-Funded Warrant and one Private Warrant will be $1.59999. The Registered Pre-Funded Warrants have an exercise price of $0.00001 per share. The Registered Pre-Funded Warrants are immediately exercisable and may be exercised at any time after their original issuance until the Registered Pre-Funded Warrants are exercised in full. The Shares and Registered Pre-Funded Warrants (and the ordinary shares issuable upon the exercise of the Registered Pre-Funded Warrants) are being offered by the Company pursuant to a prospectus supplement to the Company’s currently the Company’s effective shelf Registration Statement on Form F-3 (File No. 333-261442), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2021. The Company expects to file the prospectus supplement for the Registered Offering on or about March 31, 2023. The Company expects the offering to close on or about March 31, 2023, subject to the satisfaction of customary closing conditions in the Purchase Agreement and the Placement Agent Agreement (as defined below).

In a concurrent private placement, the Company is also selling to the Purchaser warrants to purchase an aggregate of 1,517,615 of ordinary shares at an exercise price of $1.66 per share (the “Private Warrants” and together with the Registered Pre-Funded Warrants, the “Warrants). The Private Warrants will be immediately exercisable beginning on the closing date of the Offering (the “Closing Date”) and will expire five years following the Closing Date. If after the six month anniversary of the issuance date there is no effective registration statement registering the resale of the ordinary shares issuable upon exercise of the Private Warrants then the Private Warrants shall be also exercisable on a cashless basis. The exercise price of the Private Warrants and the ordinary shares issuable upon the exercise of the Private Warrants (the “Warrant Shares”) will be subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, or reorganization, as described in the Private Warrants. The Private Warrants and the ordinary shares issuable upon exercise of such warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are instead being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder.

In connection with the closing of these offerings, the Company also agreed that certain existing remaining warrants to purchase up to an aggregate of 564,869 ordinary shares that were previously issued to the Purchaser on July 27, 2022, at an exercise price of $3.08 per ordinary share, will be amended effective upon the closing of the Offering so that the amended warrants will have an exercise price of $1.66 per share.

Pursuant to the Registration Rights Agreement, which the Company expects to enter into with the Purchaser on March 31, 2023 (the “Registration Rights Agreement”), the Company will agree to file a registration statement (the “Registration Statement”) to register the resale of the Warrant Shares within 45 days of the date of the Purchase Agreement and to obtain effectiveness of the Registration Statement within 75 days following the date of the Purchase Agreement (or 120 days in the event of a full review by the SEC).

Pursuant to the terms of the Purchase Agreement, the Company has agreed to certain restrictions on future stock offerings, including that, until 60 days following the Closing Date, the Company will not issue (or enter into any agreement to issue) any ordinary shares or Ordinary Shares Equivalents (as defined in the Purchase Agreement), subject to certain exceptions, and will not file any registration statements, subject to certain exceptions. The Purchase Agreement and the Placement Agent Agreement contain customary representations, warranties and agreements of the Company and the Purchaser and Placement Agent and customary indemnification rights and obligations of the parties thereto.

Maxim Group LLC acted as the sole placement agent (the “Placement Agent”) on a “best efforts” basis, in connection with the Offering. A copy of the Placement Agent Agreement, dated as of March 30, 2023, by and between the Company and the Placement Agent is attached hereto as Exhibit 10.3 and incorporated herein by reference (the “Placement Agent Agreement”). Pursuant to the Placement Agent Agreement, the Placement Agent will be entitled to a cash fee of 6% of the gross proceeds paid to the Company for the securities and reimbursement of certain out-of-pocket expenses.

The foregoing summaries of the Offering, the securities to be issued in connection therewith, the Purchase Agreement, the Registration Rights Agreement, the Placement Agent Agreement, the Registered Pre-Funded Warrants and the Private Warrants do not purport to be complete and are qualified in their entirety by reference to the definitive transaction documents, copies of which are attached hereto as Exhibits 10.1, 10.2, 10.3, 4.1 and 4.2, respectively, and are incorporated herein by reference.

Exhibit No.	Description
4.1*	Form of Registered Pre-Funded Warrant.
4.2*	Form of Private Warrant.
5.1*	Opinion of S. Friedman & Co, Israeli legal counsel to the Company, regarding legality.
5.2*	Opinion of Foley Shechter Ablovatskiy LLP, U.S. legal counsel to the Company.
10.1*	Form of Securities Purchase Agreement, dated as of March 30, 2023, between the Company and the purchaser identified on the signature pages thereto.
10.2*	Form of Registration Rights Agreement, dated as of March 31, 2023, between the Company and the purchaser identified on the signature pages thereto.
10.3*	Placement Agent Agreement, dated as of March 30, 2023, between the Company and Maxim Group LLC.
23.1*	Consent of S. Freidman & Co (included in Exhibit 5.1).
23.2*	Consent of Foley Shechter Ablovatskiy LLP (included in Exhibit 5.2).
99.1**	Press release, dated as of March 30, 2023.

* Filed herewith.
** Furnished herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer

Date: March 31, 2023